February 13, 2026

George M. Bee
President and Chief Executive Officer
U.S. Gold Corp.
1910 E. Idaho Street, Suite 102-Box 604
Elko, NV 89801

       Re: U.S. Gold Corp.
           Registration Statement on Form S-1
           File No. 333-293194
           Filed February 4, 2026
Dear George M. Bee:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Nicole A. Edmonds, Esq.